Go2Green Landscaping Inc. 825 Western Ave Glendale, California, 91201 info@go2greenlandscaping.com www.go2greenlandscaping.com

VIA EDGAR

September 1, 2016

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Go2Green Landscaping, Inc. Registration Statement on Form S-1 Filed July 8, 2016 File No. 333-212446

Dear Mr. Dobbie:

This letter is in response to your comment letter dated August 2, 2016, with regard to the Form S-1 filing of Go2Green Landscaping, Inc., a Nevada corporation ("Go2Green" or the "Company") filed on July 8, 2016. Responses to each comment have been keyed to your comment letter.

General

1.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither we, nor anyone authorized on our behalf, presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

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2.	We note that you are registering the sale of 3,700,000 shares of common stock by the selling shareholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the relatively short period that some of the selling shareholders have held the shares, please provide us an analysis as to why this should not be considered an indirect primary offering. In your response, please tell us about any relationships between the issuer and the selling shareholders. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 6109, available at our website, at www.sec.gov, and Securities Act Rule 415.

Response:

For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering.

As suggested, the Company has reviewed the Staff's historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 ("C&DI 612.09"), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, "It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer ... The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

The Company addresses each of the above factors in the analysis below. In the Company's view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

The Company was incorporated in the State of Nevada on September 16, 2015 and is an early stage company with limited business operations. To date, the Company's activities have been limited to determining its material supply channels, initial branding efforts, and its formation and raising capital.

Private Placements

On September 24, 2015, the Company received proceeds of $10,000 through the sale of 10,000,000 shares of common stock, at a purchase price of $0.001 per share, to officers and directors.

During March, 2016, the Company received proceeds of $7,500 through the sale of 750,000 shares of common stock, at a purchase price of $0.01 per share, to 6 unaffiliated private investors.

During April, 2016, the Company received proceeds of $29,500 through the sale of 2,950,000 shares of common stock, at a purchase price of $0.01 per share, to 14 unaffiliated private investors.

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Each of the offerings was exempt from registration under the Securities Act in reliance on exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 (b) of Regulation (D).

Factor 1: How Long the Selling Shareholders Have Held the Shares

Statement, 750,000 shares have been held by certain Selling Stockholders for approximately five  months and the remaining 2,950,000 shares have been held by certain Selling Stockholders for approximately four months. Each of such issuances of common stock was made in a bona fide private placement transaction (arm's-length transaction) exempt from registration pursuant to Section 4(a)(2)  of the Securities Act and Rule 506 (b) of Regulation D.  None of the Selling Stockholders is a current or former affiliates of the Company.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

 As described above, the Selling Stockholders acquired their respective shares of the Company's common stock in bona fide private placement transactions pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 (b) of Regulation D.

In the applicable purchase agreement, each such Selling Stockholder made investment representations to the Company, including that such Selling Stockholder (i) was acquiring the shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the shares to any person, (ii) will not sell or otherwise dispose of any of the shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iii) had such knowledge and experience in financial and business matters and investments similar to the shares that such Selling Stockholder was capable of making an informed investment decision and evaluated the merits and risks of the purchase of shares and (iv) was able to bear the economic risk of an investment in the shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor that the Selling Stockholders had any plan to act in concert to effect a distribution of their shares of the Company's common stock. In addition, the Company is not aware of any evidence that would indicate that a distribution of those shares would occur if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders' Relationship to the Company

The Company's understanding is that Selling Stockholders are comprised of individual investors. None of the Selling Stockholders is acting on the Company's behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the shares by the Selling Stockholders under the Registration Statement.

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Factor 4: The Amount of Shares Involved

As of the date of this letter, the Company had 13,700,000 shares of common stock outstanding. The shares being registered for resale under the Registration Statement include shares held by 20 separate stockholders. The number of shares being registered pursuant to the Registration Statement is 3,700,000, which represents approximately 27% of the Company's shares outstanding as of the date of this letter.

None of the Selling Shareholders holds more than 2.920% of the issued and outstanding shares of the Company's common stock.

Regardless of percentage, it is important to note that the numberof shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, "A controlling person of an issuer owns a 73% block. That person will sell the block in a registered "at-the-market" equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."

The above historical guidance from the Staff illustrates that even a single, large stockholder can effect a valid secondary offering. The common stock covered by the Registration Statement consists of shares held by 20 separate Selling Stockholders, and not one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of individual investors. The Company is not aware of any Selling Stockholders acting as a broker-dealer or acting pursuant to an engagement with the Company. Furthermore, the Selling Stockholders have not, to our knowledge, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities to be registered pursuant to the Registration Statement. To our knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders' ability to resell the shares.

Accordingly, we believe that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, we respectfully submit that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. Some of the Selling Stockholders acquired their respective shares of the Company's common stock three months ago and others four months ago, each in a bona fide private placement transaction in which they made investment representations to the Company. Since the respective dates of acquisition, the Selling Stockholders have borne the full economic risk of ownership of their shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Company's common stock. To our knowledge, the Selling Stockholders are comprised of 20 individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on our behalf with respect to the shares being registered for resale under the Registration Statement.

For the reasons described above, we respectfully submit to the Staff that the proposed resale of the shares of our Common Stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

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3.	Please provide your analysis of the reasons that the company is not a "shell company" as defined in Rule 405 of the Securities Act of 193 Please tell us the basis for your determination, or revise the disclosure throughout your prospectus to disclose your status as a shell company.

Response:

The Company began operations and started generating revenue in June 2016 and therefore is not by definition a shell Company.

Specifically, the Company undertook its first landscaping projects in Los Angeles, California, in June of 2016. It has also completed projects in July and August of 2016, and intends to expand its operations in the fall of 2016. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person. While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a "blank check company," as we have a specific business plan and we have no current plans to "engage in a merger or acquisition with an unidentified company," entity or person.

1	We believe that we are in the development stage and have begun generating revenues in June of 206.

2	We are attempting to raise the additional funding to further develop the business as described in our SEC filings. We have designed our preliminary website and commenced operations and begun to generate revenue in June of 016.

3	We believe that we have provided specifics on our intended further business development. The Company currently installs water-conserving landscaping projects in the South Bay area of Los Angeles, California. The Company intends to expand its operations beyond the South Bay market and bring its landscaping services to the greater Los Angeles region.

Cover Page of Prospectus

4.	Please include the legend required by Item 501(b)(7) of Regulation S-K on the cover page of the prospectus.

Response:

The legend has been so included.

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Risk Factors, page 6

We are dependent upon our current officers, page 7

5.	Revise your risk factors section to include a risk factor discussing the fact that the company currently has no employees. Discuss the risks related to identifying, hiring, and retaining a workforce.

Response:

A risk factor has been added.

Use of Proceeds, page 13

6.	Please explain what you mean when you say that you will apply up to $10,000 of the proceeds of the offering to "develop and maintain our main branded www.go2greenlandscaping.com website." Explain the purpose of the website and how it supports your business plan.

Response:

The paragraph on Website Design and Development has been updated to explain the purpose of the website and how it supports the Company's business plan.

Description of Business, page 21

7.	Please disclose the following here or in the Summary: your monthly burn rate; what additional resources the company will require to hire a workforce and develop its landscaping business; and whether it expects to be able to meet its capital requirements beyond the next twelve months.

Response:

The Summary, page 3, has been updated with the burn rate disclosure and additional resources disclosure added in the Description of Business section.

8.	Please state when you expect to generate revenue. We note your disclosure on page 25 that you plan to develop revenues in the summer of 2016. Update your disclosure to state with specificity when you expect this to occur.

Response:

The disclosure has been updated.

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Talent Sources and Names of Principal Suppliers, page 23

9.	Expand the disclosure addressing Mr. Scavo's entrepreneurial experience to include details about the kinds of companies or businesses he has participated in and what his role has been in each.

Response:

The disclosure regarding Mr. Scavo's entrepreneurial experience has been expanded.

10.	Revise the disclosure in this section to include a reference to the number of hours each week Mr. Scavo and Mr. Toth will devote to the company, whether you believe that amount of time will be sufficient to carry out your business plan, and when you expect to add additional employees.

Response:

The disclosure has been updated.

Plan of Operation, page 24

11.	Briefly explain what you mean by "A pay per click (PPC) campaign will also be undertaken using both Google and Bing that will target the same landscape related keywords." Provide disclosure about how this will work.

Response:

Disclosure has been provided regarding the Company's pay per click (PPC) campaign.

Reports to Security Holders, page 25

12.	Revise the first paragraph of this section to clarify that if the registration statement is declared effective, the company will be subject to the periodic reporting requirements of the Exchange Act of 1934, rather than stating that you will voluntarily make this disclosure available.

Response:

The paragraph has been updated.

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Please contact me with any further comments or questions. The Company will file the redlined version and this letter as EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (info@go2greenlandscaping.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Tom Toth

Tom Toth, President

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